UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Geospace Technologies Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37364X109
(CUSIP Number)
December 31, 2019

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻    Rule 13d-1(b)
[x]    Rule 13d-1(c)
◻    Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a)[x] (b) ◻
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 137,239
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 137,239
9.	aggregate amount beneficially owned by each reporting person 137,239
10.	check box if the aggregate amount in row (9) excludes certain shares ◻
11.	percent of class represented by amount in row (9) 1.0%
12.	type of Reporting Person PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a)[x] (b) ◻
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 258,095
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 258,095
9.	aggregate amount beneficially owned by each reporting person 258,095
10.	check box if the aggregate amount in row (9) excludes certain shares ◻
11.	percent of class represented by amount in row (9) 1.9%
12.	type of Reporting Person PN

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a)[x] (b) ◻
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 395,334
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 395,334
9.	aggregate amount beneficially owned by each reporting person 395,334
10.	check box if the aggregate amount in row (9) excludes certain shares ◻
11.	percent of class represented by amount in row (9) 2.9%
12.	type of Reporting Person CO

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a)[x] (b) ◻
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 395,334
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 395,334
9.	aggregate amount beneficially owned by each reporting person 395,334
10.	check box if the aggregate amount in row (9) excludes certain shares ◻
11.	percent of class represented by amount in row (9) 2.9%
12.	type of Reporting Person IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2019.
Item 1.
(a)            Name of Issuer:
Geospace Technologies Corp. (the “Issuer”)
(b)            Address of Issuer's Principal Executive Offices:
7007 Pinemont Dr, Houston TX 77040
Item 2.
(a), (c)	Name of Person Filing and Citizenship:
The names of the persons filing this Schedule 13G (collectively, the “Reporting Persons”) are:
•	The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”);
•	The D3 Family Bulldog Fund, L.P., a Washington limited partnership (the “Bulldog Fund”);
•	Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of the Family Fund and the Bulldog Fund; and
•	David Nierenberg, a United States citizen (“Mr. Nierenberg”), who is the President of NIMCO.
NIMCO and Mr. Nierenberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Family Fund and the Bulldog Fund.
(b)	Address of Principal Business Office or, if None, Residence:
The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington  98607.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 37364X109
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
(a)	◻	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	◻	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	◻	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	◻	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	◻	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	◻	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	◻	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	◻	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	◻	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____.
If this statement is filed pursuant to Rule 13d-1(c), check this box [x]
Item 4.	Ownership.
(a), (b)	Amount beneficially owned; Percent of Class:
(i)      The Family Fund individually beneficially owns 137,239 shares of Common Stock, constituting approximately 1.0% of all of the outstanding shares of Common Stock based on 13,661,489 shares of Common Stock outstanding as of December 19, 2019 as set forth in the Form DEF 14A filed by the Issuer on January 6, 2020.
(ii)      The Bulldog Fund individually beneficially owns 258,095 shares of Common Stock, constituting approximately 1.9% of all of the outstanding shares of Common Stock.
(iii)      NIMCO may be deemed to be the beneficial owner of the 395,334 shares of Common Stock owned by the Family Fund and the Bulldog Fund, constituting approximately 2.9% of all of the outstanding shares of Common Stock.
(iv)      Mr. Nierenberg may be deemed to be the beneficial owner of the 395,334 shares of Common Stock beneficially owned by NIMCO, constituting approximately 2.9% of all of the outstanding shares of Common Stock.

(viii)            The Reporting Persons, in the aggregate, beneficially own 395,334 Shares, constituting approximately 2.9% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i), (iii)                None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock.
(ii), (iv)                The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 137,239 shares of Common Stock held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 258,095 shares of Common Stock held by the Bulldog Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated August 30, 2013 pursuant to which all of the Reporting Persons have authorized the filings under Regulation 13D-G and amendments thereto as a group.
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. and D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
January 21, 2020	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
January 21, 2020	By: /s/ David Nierenberg David Nierenberg, President
January 21, 2020	/s/ David Nierenberg David Nierenberg